Exhibit 4.19

[Unofficial Translation]

FIRST SCHEDULE TO DEED OF TRUST – DEBENTURE CERTIFICATE

BLUE SQUARE – ISRAEL LTD.

Registered Debenture (Series A) of NIS 1 par value each
(out of a series of NIS 200,000,000 par value Debentures (Series A))

Number ____________ Nominal Amount ______________

1.	This certificate witnesses that Blue Square – Israel Ltd. (hereinafter: “the Company”) will pay ________________, or whoever is a registered holder for the time being of this Debenture, the amount of the principal of __________ new shekels in 3 equal installments on the 5th day of August of each of the years 2012 until 2014 (inclusive).

2.	The principal of the Debentures will bear annual interest at a rate of 5.9%, and will be paid once every six months on the 5th day of the months of February and of August each year in respect of the six-month period ended on the last day before such date. The first interest payment will be made on February 5, 2004 (in respect of the period from the date of the payment in respect of the Debentures (Series A) and up to such date), and the last payment will be made together with the last payment on account of the principal. The principal and the interest will be linked to the Consumer Price Index published on July 15, 2003 in respect of the month of June 2003, as stated in the conditions recorded overleaf.

3.	The Debentures of this series are issued in accordance with a deed of trust dated August 5, 2003, made and entered into between the Company, of the one part, and Israel Discount Bank Trust Company Ltd., as trustee, of the other part (hereinafter: “the Deed of Trust”).

4.	The Debentures and the Debentures of Series B, which are issued by the Company concurrent with the issue of the Debentures, will have the same security ranking, pari passu, between themselves, without any right of preference or priority for the one over the other.

5.	This Debenture is issued in accordance with and subject to the conditions recorded overleaf and in the Deed of Trust.

Issued under the seal of the Company which was imprinted on: ________________

in the presence of: __________________ Director	__________________ Director

CONDITIONS RECORDED OVERLEAF

These Debentures (Series A) are part of a series of NIS 200,000,000 par value registered Debentures.

1.	General

1.1	In this Debenture the following expressions will have the meanings set opposite them:

“The register” or “the register of Debenture holders” – a register of Debenture holders which will be maintained in accordance with Clause 14.

“The Debenture” – any Debenture (Series A) which will be issued by the Company and registered in the register.

“Debenture holder” or “holder” – the person whose name is registered for the time being in the register as the owner of the Debentures (Series A), and in the case of joint holders, the holder whose name stands first in the register.

“Eligible person” – the holder of a Debenture who is entitled to the rights specified therein at the given time.

“The Deed of Trust” – the Deed of Trust dated August 5, 2003, which was made and entered into between the Company, of the one part, and the Israel Discount Bank Trust Company Ltd., as trustee, of the other part.

“Business day” – a day on which the majority of the banks in Israel are open to the general public for the execution of business.

Every other term or expression in this Debenture will have the meaning accorded to it in the Deed of Trust, unless the context requires a different meaning.

2.	The principal and the interest

2.1	A series of 200,000,000 registered Debentures (Series A) of NIS 1 par value each. The principal of the Debentures is repayable in 3 equal annual payments on the 5th day of August of each of the years 2012 until 2014 (inclusive) and bears annual interest at a rate of 5.9%. The interest on the principal as aforesaid will be paid once every six months on the 5th of the months of February and August of each year in respect of the six-month period ended on the last day preceding such date. The first interest payment will be made on February 5, 2004 (in respect of the period from the date of payment for the Debentures (Series A) and up to such date), and the last payment will be effected together with the last payment on account of the principal. The Debentures (Series A) will be linked (as to principal and interest) to the basic index as specified in the conditions of indexation in Clause 5 below.

The Debentures (Series A) will not be convertible.

2.2	A deduction will be made from every interest payment of income tax required to be deducted at source in accordance with the provisions of any law, unless an exemption from deduction of tax at source is exhibited to the Company.

The last interest payment on the Debentures will be paid together with the last payment of the principal, at the time of redemption of the Debenture as stated below in Clause 6 below (“principal and interest payments”).

3.	Early repayment

Notwithstanding the foregoing, on August 5 of each of the years 2006, 2008 and 2010, the Company will anticipate for holders of Debentures (Series A) who so request, the repayment of the principal of the Debentures, the linkage differentials which have accrued thereon and the interest which has accumulated thereon and has not yet been paid, provided that on each of the aforesaid dates (hereinafter: “Date of Early Repayment”) the Company shall not repay more than one-third of the par value of the Debentures (Series A), all subject to and in accordance with the conditions set forth below:

3.1	Application by a holder for early repayment as aforesaid shall be submitted to the Company in writing at its registered office, not later than 14 days prior to the relevant Date of Early Repayment, and shall relate to a maximum of one-third of the total number of units held by such holder on the date such notice is given.

3.2	It is hereby expressly clarified that the right of early repayment as aforesaid is not capable of being accumulated, and this right will lapse after each relevant Date of Early Repayment and in relation thereto, whether or not it was exercised. In other words, on each Date of Early Repayment as aforesaid, a holder will be limited to repayment of up to one-third of the total number of Debentures held by him at that date, even if he did not exercise a right to early repayment on Dates of Early Repayment which preceded the relevant Date of Early Repayment in respect of which an application for early repayment was submitted by the holder.

3.3	All the Debentures (Series A) held by a holder who has delivered an application for early repayment will be blocked for transfer from the date of delivery of the application in respect thereof and until the early repayment thereof as aforesaid.

3.4	Debentures (Series A) which have been repaid by early repayment as aforesaid will be withdrawn from circulation as at the date of their repayment, and will be absolutely null and void, and after the Date of Early Repayment will not confer any right, and the holders who effect early repayment as aforesaid will have no claim and/or allegation and/or demand against the Company in respect of Debentures (Series A) which were repaid by way of early repayment.

4.	Postponement of dates

A date specified for any payment of principal and/or interest in consequence of the terms of payment laid down in the Debentures, which falls on a day which is not a business day, will be postponed for payment to the next business day immediately following, without any extra payment.

5.	Conditions of indexation of the principal and the interest

The principal of the Debentures and the interest thereon as stated above will be linked to the Consumer Price Index in accordance with the following conditions of linkage:

In this Clause 5 the following terms will have the meaning set opposite them:

“The Consumer Price Index” or “the Index” – the index known by the name of the Consumer Price Index, including fruit and vegetables, which is published by the Central Bureau of Statistics and including such index even if it is published by another official body or institution, and also including any official index which may come in its stead, whether or not such replacing index is structured on the same data on which the existing index is structured. If another index should replace it which is published by a body or institution as aforesaid, and such body or institution has not specified the ratio between such index and the replaced index, the ratio will be determined by the Central Bureau of Statistics. In the event that such ratio is not determined as aforesaid, the Company, in consultation with the economic experts who will be chosen by, and with the consent of the Trustee, will determine the ratio between the other index and the replaced index.

“The known index” – the last known index.

“The basic index” – the index published on July 15, 2003 in respect of the month of June 2003.

“The payment index” – the index which is known on the date of payment.

The conditions of indexation of the principal and the interest will be as follows:

If it transpires on the due date for the settlement of any payment on account of the principal and/or the interest on the Debentures that the payment index has risen as compared with the basic index, the Company will pay such payment of principal or interest where it is increased proportionately by the percentage rise in the payment index as against the basic index, but if it should transpire that the payment index is the same as or lower than the basic index, then the payment index will be the basic index.

6.	Payments of the principal and the interest

6.1	Every payment of the Debentures (principal and interest) (excluding the last payment) will be paid to the persons whose names are registered in the register of Debenture holders as holders on the 20th of the month preceding the month in which payment is effected in accordance with the Debenture (“the determining date for the payment”). The last payment of the Debenture (principal and interest) will be effected against delivery and surrender of the Debenture certificates to the Company at its registered office and at any other place of which it may give notice.

6.2	The payment to eligible persons will be made by a bank transfer to the credit of the bank account of the persons whose names are registered in the register of Debenture holders in accordance with what is mentioned in the details they will provide to the Company in writing in good time, in accordance with Clause 6.3 below, as the account to the credit of which the payment in respect of the Debenture should be transferred. The payments will be made subject to the terms and conditions of indexation as set forth in Clause 5 above. If the Company is unable, for any reason, to pay any amount as aforesaid to the entitled persons, it will deposit such amount in the hands of the trustee as stated in Clause 7.2 below.

6.3	The holders are aware that the Company is about to contract and/or has contracted with the clearing house of the Tel Aviv Stock Exchange Ltd. for purposes of obtaining private clearing house services in connection with the Debentures (Series A) and that for purposes of obtaining the services of the private clearing house as aforesaid, the holders of the Debentures (Series A) will be registered with the Bank Hapoalim Registrations Company Ltd., and the aforesaid registrations company will be the party that will, in such event, be recorded as owner in the register of Debenture holders (Series A) of the Company.

6.4	A holder of a Debenture wishing to be registered as an owner in the register of Debentures (Series A) of the Company, and does not wish to receive private clearing house services as referred to in Clause 6.3 above, shall notify the Company of his particulars and the particulars of the bank account to be credited with the payment in accordance with the Debenture as stated in Clause 6.2 above, and if he wishes to change the details of the aforesaid account or his address, he will be able to do so by notice by registered letter to the Company, but the Company will comply with the instruction only if it reaches its registered office at least 30 days before the date fixed for settlement of any payment in accordance with the Debenture. In the event that the notice is received by the Company late, the Company will act in accordance therewith only in relation to payments the due date of which falls after the date of payment closest to the date of the notice.

6.5	Should a person entitled to payment as aforesaid fail to give notice in good time to the Company of written details regarding his bank account, to the credit of which the payment pursuant to the Debenture requires to be remitted, the payment shall be made by way of a check that will be sent by registered mail to the last address of the Debenture holders which are recorded in the register. The sending of a check to an entitled person by registered mail as aforesaid will, for all intents and purposes, constitute payment of the amounts denominated therein, on the date of its dispatch by post as aforesaid, provided that the check is met upon its due presentation for collection.

7.	Non-payment for a reason not dependent on the Company

7.1	Any amount which is due to a Debenture holder that was not actually paid on the date specified for the payment thereof for a reason which is not dependent on the Company, in circumstances where the Company was prepared to make payment thereof, shall cease to bear interest and linkage differentials (to the extent that same exist) from the date fixed for the payment thereof, and the Debenture holder will be entitled only to those amounts to which he was entitled on the date specified for settlement of such payment on account of the principal, the interest and the linkage differentials.

7.2	The Company shall deposit with the Trustee the amount of the payment which was not paid on due date, as referred to in sub-clause 7.1 above, by not later than 15 business days from the date fixed for such payment, and shall give notice in writing about such deposit, according to the addresses in its possession, to the Debenture holders, and the aforesaid deposit shall be deemed to be a discharge of such payment and in the case of a discharge of everything due in respect of the Debenture, also as redemption of the Debenture.

7.3	The Trustee shall invest the moneys transferred to it as stated in sub-clause 7.2 above for the credit of those owners of Debentures and shall invest in investments permissible for the Trustee in accordance with the Deed of Trust. Where the Trustee has done so, it will be liable to the aforesaid entitled parties in respect such amounts solely for the proceeds that will be received from a realization of the investments, less the expenses connected with the aforesaid investment and with the management of the trust accounts, the commissions and compulsory payments imposed on the trust account. The Trustee shall hold the abovementioned amounts and shall invest same in the aforesaid manner until the end of one year from the date of final redemption of the Debentures. After that date the Trustee shall return the amounts that have accrued in its hands, including profits arising from the investment thereof, less its expenses, to the Company which shall hold these amounts in trust for the Debenture holders.

7.4	The Trustee shall transfer the moneys that have accumulated to the credit of the Debenture holders, as stated in sub-clause 7.3 above, against receipt of proof and confirmations regarding their right to such amounts, to the full satisfaction of the Trustee, and less the Trustee’s expenses and its commission at a percentage reasonable to it at that time.

8.	Alterations to the Deed of Trust, waiver, compromises and alterations of rights

8.1	Subject to the provisions of any law which cannot be excluded or contracted out of, the Company and the Trustee will be entitled, either before or after the principal of the Debentures is made due and payable, to alter the Deed of Trust (including also an alteration of the terms and conditions of the Debentures), if one of the following conditions is fulfilled:

8.1.1	The Trustee is convinced that the alteration does not prejudice the holders of the Debentures.

8.1.2	The holders of Debentures have agreed to the alteration by a special resolution (according to the definition of this term in the Second Schedule to the Deed of Trust) of a general meeting of holders of the Debentures who were present thereat, either personally or by way of proxy, holding at least fifty percent of the balance of the par value of the Debentures, or at an adjourned meeting at which the holders of at least ten percent of the aforesaid balance were present.

8.2	In addition, subject to the provisions of any law which cannot be excluded or contracted out of:

8.2.1	The Trustee shall be entitled, where this is to the benefit of the Debenture holders, or if doing so will not constitute prejudice to the rights of the Debenture holders, to waive any breach or non-fulfillment by the Company of any of the terms and conditions of the Deed of Trust.

8.2.2	The Trustee shall further be entitled, with prior approval by way of a special resolution (according to the definition of this term in the Second Schedule to the Deed of Trust) to be passed by the holders of the Debentures, to compromise with the Company in connection with any right or claim of the Debenture holders or any of them or of the Trustee, in accordance with the Deed of Trust. Where the Trustee has compromised with the Company after having received prior approval of the Debenture holders as aforesaid, the Trustee shall be released from all responsibility in respect of such act.

8.3	In the case of an alteration to the terms and conditions of the Debentures, the Company will be entitled to demand from each of the Debenture holders to deliver to it the certificates held by such holder, for purposes of adding a note thereto with regard to the aforesaid alteration.

8.4	The Company shall serve on the Debenture holders notice regarding any such alteration immediately upon the implementation thereof.

9.	Terms of the issue

9.1	It is hereby clarified, for the avoidance of any doubt, that the Company will be entitled to encumber its property, in whole or in part, by way of any charge or encumbrance and in any manner in favor of any third party, without the necessity for any consent from the Trustee and/or from the Debenture holders.

9.2	The Company reserves the right to purchase Debentures of this issue at any time, at any price it may deem fit, without prejudice to the obligation for repayment which is imposed on it. Debentures which have been purchased by the Company will lapse. A subsidiary of the Company, or other corporation under its control, will be entitled to buy and/or sell Debentures of this issue, from time to time, in its discretion. Debentures that will be held by a subsidiary or by a corporation controlled by the Company will be deemed to be an asset of such company or corporation.

The Company shall notify the Trustee about every event of a purchase of Debentures as aforesaid immediately after such event has occurred.

9.3	Without derogating from the generality of the foregoing, the Company reserves the right to issue, at any time and without requiring the consent of the Trustee and/or the Debenture holders, additional debentures and/or additional series of debenture (“the Additional Series”) including additional debentures of Series A under the same conditions with regard to redemption, interest, linkage, preferential ranking for repayment in the case of a winding-up and other conditions, as the Company shall deem fit, whether same rank preferentially to or pari passu with the terms and conditions of the Debentures or are inferior thereto. For the avoidance of doubt, it is hereby clarified that an issue of additional Debentures of Series A shall be effected within the framework of the Deed of Trust and the provisions of the Deed of Trust shall apply thereto.

9.4	The Debentures and the Debentures of Series B, which are being issued by the Company contemporaneously with the issue of the Debentures, shall have an equal security ranking, pari passu, as between themselves, without any preference or priority of one over the other.

9.5	It is hereby agreed between the parties that if the Company’s shares are expunged from trading on the Tel Aviv Stock Exchange Ltd. and/or in the event that the Company’s shares are longer be held by the public and/or in the event that Maalot Israel Securities Rating Company Ltd. (hereinafter “Maalot”) should reduce the Company’s rating to BBB or lower, then, subject to the provisions of any law (including the Company meeting the profit test as stated in the provisions of the Companies Law, 5759-1999), the Company shall, within 3 months from the occurrence of one of the events mentioned above, offer to purchase the Debentures (Series A and Series B) from the holders thereof, at a price for Debentures of such series which reflects a yield of 2.5% above the yield on a government bond having an average life span similar to the average remaining life span of the Debentures of that series, as this applies at the time of purchase as aforesaid, but under no circumstances more than the adjusted value of the Debentures of such series.

10.	Meetings of owners of Debentures

10.1	The general meetings of Debenture holders shall be called and conducted in accordance with the contents of the Second Schedule to the Deed of Trust.

10.2	The Company shall send the trustee a notice in the manner and way specified in the Deed of Trust with regard to a general meeting of the shareholders of the Company, whether annual or special, by way of prior notice as required under the Companies Law, 5759-1999 and/or the Articles of the Company, as the case may be, with regard to shareholders’ meetings.

11.	Notice of distribution

The Trustee shall notify the Debenture holders as to the date and place at which each or any payment will be made under Clause 8 of the Deed of Trust, by way of 14 days prior notice, which shall be delivered in the manner mentioned in Clause 17 below. After the date specified in the notice the Debenture holder will be entitled to interest only on the unpaid balance on the amount of the principal (if any), after deduction of the amount that has been paid or has been offered to him for payment as aforesaid.

12.	Presentation of Debenture to the Trustee and registration in connection with partial payment

A Debenture holder will be obliged to present to the Trustee at the time of partial payment of principal or interest or linkage differentials (to the extent that same exist) under Clause 8 of the Deed of Trust the Debenture certificate in respect of which the payments are being made and the Trustee shall record a note on the Debenture certificate regarding the amounts that were paid as aforesaid and the date of payment. The Trustee will be entitled in any special case, in its discretion, to waive the presentation of the Debenture certificate, after it has been given a deed of indemnity or sufficient security, to its satisfaction, in respect of damages likely to be incurred as a result of the failure of record such note, as the Trustee shall deem fit. Notwithstanding the foregoing, the Trustee will be entitled to maintain records in another manner, in its discretion, with regard to partial payments.

13.	Certificates and splitting of certificates

In respect of the Debentures registered in the name of one holder he will be issued one certificate, or at his request he will be issued several certificates, each in respect of a total number of NIS 100 par value Debentures (“the minimum quantity”) or in multiples of the minimum quantity and an additional certificate in respect of the balance (if any). (The certificates mentioned in this clause will be referred to below as: “the Certificates”).

Every Certificate shall be capable of being split into certificates in which the total par value of the Debentures included therein is equivalent to the aggregate par value of the Debentures that were included in the Certificate the splitting of which has been requested, provided that such Certificate shall not be issued other than in the minimum quantity or in multiples of the minimum quality, together with one additional Certificate in respect of the balance (if any). The splitting will be done against surrender to the Company, at its registered office, of the Certificate the splitting of which is requested. All the expenses connected with the splitting, including stamp duty and other levies, if any, will be borne by the party requesting the split.

The split will be effected within thirty days from the end of the month in which the Certificate was delivered to the Company’s registered office.

14.	Register of Debenture holders

The Company shall maintain a register of Debenture holders, in which there shall be recorded the names of the Debenture holders, their addresses, the serial numbers of the Debentures and the par value thereof, which are held by such holders. Transfers of ownership of the Debentures, in accordance with the provisions of the Deed of Trust, shall also be registered in the aforesaid register. The Trustee and any Debenture holder will be entitled to inspect the register at any reasonable time by prior arrangement with the Company.

Subject to the provisions of any law that cannot be excluded or stipulated upon, the Company will be obliged to register in the abovementioned register any notice regarding a trust, pledge and encumbrance of any sort or any right in equity, claim, set-off and any other right, in connection with the Debentures. The Company will recognize only the owner who is registered in the register of Debenture holders as the absolute owner of the Debenture in regard to any payment and for any other purpose. No notice to the contrary shall bind the Company. However, the lawful heirs, administrators or executors of the registered holder and any person who will become entitled to the Debentures as a result of the bankruptcy of any registered holder, and if it is a corporation, as a consequence of its liquidation, will be entitled to be registered as holders thereof after providing proof which in the opinion of the directors of the Company is sufficient to prove their right to be registered as the holders thereof.

The Company shall be entitled to close the register from time to time at such times and for such periods as it shall deem fit, on condition that the total number of days of closure of the register shall not exceed 30 days in a year.

15.	Transfer of the Debentures

The Debentures included in this certificate are transferable by way of a written deed in the usual form or in another form, as the management of the Company shall decide. Every instrument of transfer must bear the signature of the transferor and, if the Company has not waived this, of the transferee, and it shall be delivered for registration at the registered office of the Company together with this certificate of Debentures and also accompanied by the amount required for the payment of stamp duty and other governmental levies, if there should be such. The board of directors may demand any proof it shall deem fit with regard to the transferor’s title and his right to transfer the Debentures.

The board of directors may refuse to register a transfer where the instrument of transfer is not duly stamped.

16.	Issue of new certificate

If this Debenture certificate should become worn, lost or destroyed, the Company will be entitled to issue in its stead a new Debenture certificate. The person requesting replacement of a Debenture shall bear all the expenses in relation to proof, indemnity and cover of the expenses incurred by the Company for investigating the right of title, as the board of directors shall deem fit, provided that in the case of wear and tear, the defaced Debenture certificate shall be returned to the Company before the new certificate is issued. Stamp duty and other levies as well as other expenses connected with the issue of the new certificate, shall be borne by the person requesting the aforesaid certificate.

17.	Notices and copies of notices

17.1	Any notice on behalf of the Company or the Trustee to the Debenture holders may be given by a notice to be published in the two most widely circulating Hebrew dailies in Israel, or by sending a notice to the holder of Debentures by registered mail (and in the case of several holders – to the joint holder whose name stands first in the register), according to the last address of the holder registered in the register, and any notice sent as aforesaid shall be deemed to have been delivered to the holder of the Debentures after 72 hours from the time of its delivery for posting. A notice published in the newspapers shall be deemed to have been delivered on the date of its publication.

17.2	In order to prove delivery for posting for purposes of sub-clause 17.1 above, it shall be sufficient to exhibit the post office receipt.

17.3	Copies of notices that the Company will give to owners of the Debentures shall be sent by the Company also to the Trustee.